Filed Pursuant To

Rule 424 (b) (3)

Registration No: 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 2 DATED NOVEMBER 20, 2009

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, as supplemented by Supplement No. 1 dated August 12, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revised suitability standards for investors in the States of Alabama and Arkansas;

•	a revision to a risk factor on the front cover of the prospectus;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Risk Factors – Risks Associated with Debt Financing” and “Timberland Investments – Mahrt Timberland – Financing” sections of the prospectus;

•	the amendment and restatement of our distribution reinvestment plan, which is attached to this supplement as Annex A;

•	the amendment and restatement of our independent directors compensation plan, which is attached to this supplement as Annex B; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 13, 2009, which is attached to this supplement as Annex C.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of November 13, 2009, we had raised gross offering proceeds of approximately $12.9 million from the sale of approximately 1.3 million shares of common stock under our follow-on offering. As of November 13, 2009, approximately 198.7 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan.

As of November 13, 2009, we had received aggregate gross offering proceeds of approximately $186.7 million from the sale of approximately 18.8 million shares in our public offerings. After incurring approximately $16.5 million in selling commissions and dealer-manager fees, approximately $2.2 million in other organization and offering expenses, and funding common stock redemptions of approximately $0.4 million pursuant to the share redemption program, as of November 13, 2009, we had raised aggregate net offering proceeds available for investment in properties of approximately $167.6 million, substantially all of which had been invested in timberland properties. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

Information Regarding Our Indebtedness

As of November 13, 2009, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 55%. As of November 13, 2009, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 143%.

As of November 13, 2009, we had total outstanding indebtedness of approximately $225.6 million, which consisted of $201.9 million outstanding under a first mortgage loan, which we refer to as the Senior Loan, in the original principal amount of $212.0 million with CoBank, ACB, and $23.7 million outstanding under a second mortgage loan, which we refer to as the Mezzanine Loan, in the original principal amount of $160.0 million with Wachovia Bank, National Association. Both the Senior Loan and the Mezzanine Loan were entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

Increased Suitability Standards

Alabama—Investors who reside in the state of Alabama must have either (a) a net worth of at least $350,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $100,000. In addition, shares will only be sold to Alabama residents that have a combined liquid net worth of at least ten (10) times the amount invested in our shares of common stock and other similar programs.

Arkansas—Investors who reside in the state of Arkansas must have either (a) a net worth of at least $350,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $100,000. In addition, shares will only be sold to Arkansas residents that have a combined liquid net worth of at least ten (10) times the amount invested in our shares of common stock and other similar programs.

Revision to Risk Factor on Cover Page

The second risk factor on the front cover of the prospectus is hereby revised to read as follows:

•

We have a very limited operating history, have only completed one timberland acquisition, have an accumulated deficit of approximately $71.3 million as of December 31, 2008 and have not identified any additional properties to acquire with the proceeds from this offering, which make our future performance and the performance of your investment difficult to predict.

Supplement to “Plan of Distribution – Subscription Procedures”

The following disclosure supplements the disclosure contained in the section of the prospectus captioned “Plan of Distribution – Subscription Procedures”:

Residents of the state of Ohio are not eligible to participate in the automatic investment plan.

Supplement to “Management – Legal Proceedings”

The following disclosure supplements the disclosure contained in the section of the prospectus captioned “Management – Legal Proceedings”:

On September 16, 2009, the United States District Court for the District of Maryland granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The plaintiff responded to the defendant’s petition for permission to appeal on October 13, 2009.

Amendment of “Risk Factors – Risks Associated with Debt Financing”

The following risk factor on page 33 of the prospectus with the caption set forth below is hereby revised to read as follows:

If we default on the terms of the mezzanine loan or the senior loan obtained by us in connection with the acquisition of the Mahrt Timberland, stockholders who invest in us prior to the repayment of the mezzanine loan or the senior loan could lose some or all of their investment.

We borrowed approximately $160.0 million to fund a portion of the purchase price of the Mahrt Timberland in the form of a mezzanine loan dated October 9, 2007, of which approximately $23.7 million was outstanding as of October 31, 2009 and which we must repay on or before April 30, 2010. Additionally, we borrowed $212.0 million in the form of a senior loan dated October 9, 2007, of which approximately $201.9 million was outstanding as of October 31, 2009, which we must repay on or before September 9, 2010. The mezzanine loan is secured by, among other things, a first priority security interest in the funds raised in this offering. The senior loan is secured by, among other things, a second priority security interest in the funds raised in this offering. Our ability to repay the mezzanine loan and the senior loan is dependent upon our success in raising substantial funds pursuant to this offering. If the amount of proceeds we raise in this offering is less than the amount that we need to repay these loans when due, then unless we are able to refinance the loans or otherwise amend their terms, we will be in default. If we default on the mezzanine loan, the lenders for such loan will be entitled to all of the proceeds of our offering up to the amount of the mezzanine loan. If we default on the senior loan, the lenders for such loan will be entitled to all of the proceeds of our offering, after repayment of the mezzanine loan, up to the amount of the senior loan. If the lenders under either loan foreclose upon their security interest in a substantial amount of proceeds of our offering, our existing stockholders could lose some or all of their investment and it would be unlikely that we would be able to meet our investment objectives or to raise additional capital in this offering or otherwise in order to continue our operations. We have guaranteed both the senior loan and the mezzanine loan, but on a limited basis that covers only losses incurred by CoBank, ACB or Wachovia Bank up to the maximum amount that would not be considered a fraudulent conveyance under federal bankruptcy and applicable state laws. The mezzanine loan is also fully guaranteed by Wells REF. Wells REF has represented to us its intent to fund any unpaid debt if we do not have sufficient available funds in order to ensure that all our loan payments are made in accordance with the terms of the loan agreements.

Supplement to “Timberland Investments – Mahrt Timberland – Financing”

The following disclosure supplements the disclosure contained in the section of the prospectus captioned “Timberland Investments – Mahrt Timberland – Financing”:

We have guaranteed both the senior loan and the mezzanine loan, but the guaranty is limited to losses incurred by CoBank, ACB or Wachovia Bank up to the maximum amount that would not be considered a fraudulent conveyance under federal bankruptcy and applicable state laws.

Amendment of the Distribution Reinvestment Plan

On November 13, 2009, our board of directors amended and restated our distribution reinvestment plan to require that if at any time prior to the listing of our shares of common stock on a national securities exchange, a participant fails to meet the income and net worth standards set forth in the subscription agreement, he or she will promptly inform us in writing. Previously, the distribution reinvestment plan required each participant to inform us if, at any time prior to the listing of the Shares on a national securities exchange, he or she fails to meet the suitability standards set forth in the subscription agreement. A copy of the amended and restated distribution reinvestment plan is attached hereto as Annex A.

Amendment of the Independent Directors Compensation Plan

On November 13, 2009, our board of directors amended and restated our independent directors compensation plan to provide for the issuance of restricted stock, rather than options, as non-cash compensation to our independent directors. The amended and restated independent directors compensation plan provides that each independent director elected or appointed to our board on or after November 13, 2009 will receive a grant of 2,500 shares of restricted stock upon his or her initial election or appointment. Each independent director initially elected or appointed to our board prior to November 13, 2009 received an option to purchase 2,500 shares of our stock. Upon each subsequent re-election to the board, each independent director will receive a subsequent grant of 1,000 shares of restricted stock. Each independent director re-elected to our board prior to November 13, 2009, received an option to purchase 1,000 shares of our stock. One-third of the shares of restricted stock granted upon election and re-election immediately vests, one-third vests on the first anniversary of the date of grant, and one-third vests on the second anniversary of the date of grant. A copy of the amended and restated independent directors compensation plan is attached hereto as Annex B.

ANNEX A

Amended and Restated Distribution Reinvestment Plan

Wells Timberland REIT, Inc., a Maryland corporation (the “Company”), pursuant to its Articles of Incorporation, as amended and restated to date (the “Articles”), has adopted a Distribution Reinvestment Plan (the “Plan”), the terms and conditions of which are set forth below.

1. Reinvestment of Distributions. As agent for stockholders (“Stockholders”) of the Company who purchase shares of the Company’s common stock (the “Shares”) pursuant to the Company’s initial public offering (the “Initial Offering”) or any future public offering (a “Future Offering”) and who elect to participate in the Plan (the “Participants”), the Company will apply all distributions (other than “Excluded Distributions” as defined below) declared and paid in respect of the Shares held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of the Shares for such Participants directly, if permitted under state securities laws and, if not, through the dealer-manager or participating dealers for the public offering of Shares registered in the Participant’s state of residence. As used in this Plan, the term “Excluded Distributions” shall mean those cash distributions relating to net proceeds of the sale of one or more properties or other investments designated as Excluded Distributions by the board of directors of the Company, which shall be paid to Plan participants in cash and shall not be deemed “Distributions” for purposes of Plan reinvestments.

2. Procedure for Participation. Any Stockholder who has received a prospectus that includes the offer of shares registered for sale under the Plan pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”), may elect to become a Participant by completing and executing the subscription agreement in the form included in the prospectus, an enrollment form or any other appropriate authorization form as may be available from the Company, the dealer-manager or a participating dealer. Participation in the Plan will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization, provided it is received on or prior to the last day of the fiscal month or quarter, as the case may be, to which such Distribution relates. Shares will be purchased under the Plan on the date that Distributions are paid by the Company. Each Participant agrees that if, at any time prior to the listing of the Shares on a national stock exchange, he or she fails to meet the minimum income and net worth requirements for making an investment in the Shares or cannot make the other representations or warranties set forth in the subscription agreement, he or she will promptly so notify the Company in writing.

3. Purchase of Shares. Participants will acquire Shares from the Company at a price per share equal to (1) during the Initial Offering, $9.55 per share; (2) during the period of any Future Offering, 95.5% of the offering price in such offering; and (3) for the first 12 months subsequent to the close of the Company’s last public equity offering prior to the listing of the Company’s Shares on a national securities exchange, 95.5% of the most recent offering price. After that 12-month period, the Company will publish a per Share estimated valuation and distributions will be reinvested at a price equal to the most recently published per Share estimated value. (For these purposes, a “public equity offering” does not include offerings on behalf of selling stockholders, offerings related to a distribution reinvestment plan or employee benefit plan or the redemption of interests in Wells Timberland Operating Partnership, L.P.) Participants in the Plan also may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Shares under the Plan to the extent such purchase would cause it to exceed the Ownership Limit (as defined in the Articles) or otherwise would cause a violation of the share ownership restrictions set forth in the Articles.

Shares to be distributed by the Company in connection with the Plan may be, but are not required to be, supplied from: (a) Shares which were registered for the Plan in the Initial Offering, (b) Shares subsequently registered by the Company with the SEC for use in the Plan (a “Secondary Registration”), or (c) Shares purchased by the Company for the Plan in a secondary market (if available) or on a national stock exchange (if listed) (collectively, the “Secondary Market”).

Shares purchased on the Secondary Market will be purchased at the then-prevailing market price, which price will be used for purposes of issuing Shares in the Plan. Shares acquired by the Company on the

Secondary Market or registered in a Secondary Registration for use in the Plan may be at prices lower or higher than the Share price, which will be paid for the Shares purchased pursuant to the Initial Offering.

If the Company acquires Shares in the Secondary Market for use in the Plan, the Company shall use reasonable efforts to acquire Shares for use in the Plan at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in the Secondary Market or to complete a Secondary Registration for shares to be used in the Plan, the Company is in no way obligated to do either, in its sole discretion.

4. TAXES. IT IS UNDERSTOOD THAT REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS.

5. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

6. Reports. The Company shall provide each Participant with an individualized quarterly report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of distribution and amounts of Distributions paid during the period covered by the report.

7. Commissions and Other Charges. The Company will not pay selling commissions or dealer-manager fees in connection with Shares sold pursuant to the Plan. In addition, the Company will not reimburse its advisor for organization and offering expenses from the proceeds of any such sales.

8. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice ten business days prior to the distribution payment date. Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant terminates Plan participation, the Company will ensure that the terminating Participant’s account will reflect the number of shares in his or her account. Upon termination of Plan participation, Distributions will be paid in cash.

9. Amendment or Termination of the Plan by the Company. The Board of Directors of the Company may by majority vote (including a majority of the Independent Directors, as defined in the Articles) amend or terminate the Plan for any reason; provided that any amendment that adversely affects the rights or obligations of a Participant (as determined in the sole discretion of the board of directors) shall take effect only upon ten days’ written notice to the Participants.

10. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities law of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

ANNEX B

SECOND AMENDED AND RESTATED

WELLS TIMBERLAND REIT, INC.

2005 INDEPENDENT DIRECTORS COMPENSATION PLAN

ARTICLE 1

PURPOSE

1.1. PURPOSE. The purpose of the Second Amended and Restated Wells Timberland REIT, Inc. 2005 Independent Directors Compensation Plan is to attract, retain and compensate highly-qualified individuals who are not employees of Wells Timberland REIT, Inc. or any of its Affiliates for service as members of the Board by providing them with competitive compensation and an ownership interest in the Stock of the Company. The Company intends that the Plan will benefit the Company and its stockholders by allowing Independent Directors to have a personal financial stake in the Company through an ownership interest in the Stock and will closely associate the interests of Independent Directors with that of the Company’s stockholders.

1.2. ELIGIBILITY. Independent Directors of the Company who are Eligible Participants, as defined below, shall automatically be participants in the Plan.

ARTICLE 2

DEFINITIONS

2.1. DEFINITIONS. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

“AFFILIATE” has the meaning given such term in the Equity Incentive Plan.

“AWARD CERTIFICATE” has the meaning given to such term in the Equity Incentive Plan.

“BASE RETAINER” means the retainer (excluding meeting fees and expenses) payable by the Company to an Independent Director pursuant to Section 5.1 hereof for service as a director of the Company, as such amount may be changed from time to time.

“BOARD” means the Board of Directors of the Company.

“CHANGE IN CONTROL” has the meaning given such term in the Equity Incentive Plan.

“CHARTER” means the articles of incorporation of the Company, as such articles of incorporation may be amended from time to time.

“CODE” means the Internal Revenue Code of 1986, as amended.

“COMMITTEE” has the meaning given such term in the Equity Incentive Plan.

“COMPANY” means Wells Timberland REIT, Inc., a Maryland corporation.

“DIRECTOR DISABILITY” means any illness or other physical or mental condition of an Independent Director that renders him or her incapable of performing as a director of the Company, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Board, is permanent and continuous in nature. The Board may require such medical or other evidence as it deems necessary to judge the nature and permanency of an Independent Director’s condition.

“EFFECTIVE DATE” of the Plan means February 2, 2006.

“ELIGIBLE PARTICIPANT” means any person who is an Independent Director on the Effective Date or becomes an Independent Director while this Plan is in effect; except that during any period a director is prohibited from participating in the Plan by his or her employer or otherwise waives participation in the Plan, such director shall not be an Eligible Participant.

“EQUITY INCENTIVE PLAN” means the Wells Timberland REIT, Inc. 2005 Long-Term Incentive Plan, or any subsequent equity compensation plan approved by the Company’s stockholders and designated as the Equity Incentive Plan for purposes of this Plan.

“INDEPENDENT DIRECTOR” has the meaning given to such term in the Charter.

“PLAN” means this Wells Timberland REIT, Inc. 2005 Independent Directors Compensation Plan, as amended from time to time.

“PLAN YEAR” means the approximate 12-month period beginning with the annual stockholders meeting and ending at the next annual stockholders meeting; provided that the first Plan Year shall begin on the Effective Date and extend until the first annual stockholders meeting.

“RESTRICTED STOCK” has the meaning given to such term in the Equity Incentive Plan. The terms of Restricted Stock granted under the Plan are described in Article 6 of the Plan.

“SHARES” has the meaning given such term in the Equity Incentive Plan.

“STOCK” has the meaning given such term in the Equity Incentive Plan.

ARTICLE 3

ADMINISTRATION

3.1. ADMINISTRATION. The Plan shall be administered by the Board. Subject to the provisions of the Plan, the Board shall be authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The Board’s interpretation of the Plan, and all actions taken and determinations made by the Board pursuant to the powers vested in it hereunder, shall be conclusive and binding upon all parties concerned including the Company, its stockholders and persons granted awards under the Plan. The Board may appoint a plan administrator to carry out the ministerial functions of the Plan, but the administrator shall have no other authority or powers of the Board.

3.2. RELIANCE. In administering the Plan, the Board may rely upon any information furnished by the Company, its public accountants and other experts. No individual will have personal liability by reason of anything done or omitted to be done by the Company or the Board in connection with the Plan. This limitation of liability shall not be exclusive of any other limitation of liability to which any such person may be entitled under the Company’s certificate of incorporation or otherwise.

3.3. INDEMNIFICATION. Each person who is or has been a member of the Board or who otherwise participates in the administration or operation of this Plan shall be indemnified by the Company against, and held harmless from, any loss, cost, liability or expense that may be imposed upon or incurred by him or her in connection with or resulting from any claim, action, suit or proceeding in which such person may be involved by reason of any action taken or failure to act under the Plan and shall be fully reimbursed by the Company for any and all amounts paid by such person in satisfaction of judgment against him or her in any such action, suit or proceeding, provided he or she will give the Company an opportunity, by written notice to the Board, to defend the same at the Company’s own expense before he or she undertakes to defend it on his or her own behalf. This right of indemnification shall not be exclusive of any other rights of indemnification to which any such person may be entitled under the Company’s Charter, Bylaws, contract or Maryland law.

ARTICLE 4

SHARES

4.1. SOURCE OF SHARES FOR THE PLAN. The shares of Stock or other equity awards that may be issued pursuant to the Plan shall be issued under the Equity Incentive Plan, subject to all of the terms and conditions of the Equity Incentive Plan. The terms contained in the Equity Incentive Plan are incorporated into and made a part of this Plan with respect to Restricted Stock and any other equity awards granted pursuant hereto and any such awards shall be governed by and construed in accordance with the Equity Incentive Plan. In the event of any actual or alleged conflict between the provisions of the Equity Incentive Plan and the provisions of this Plan, the provisions of the Equity Incentive Plan shall be controlling and determinative. This Plan does not constitute a separate source of shares for the grant of the equity awards described herein.

ARTICLE 5

BASE RETAINER, MEETING FEES AND EXPENSES

5.1. BASE RETAINER. Each Eligible Participant shall be paid a Base Retainer for service as a director during each Plan Year, payable in such form as shall be elected by the Eligible Participant in accordance with Section 7.1. The amount of the Base Retainer shall be established from time to time by the Board. Until changed by the Board, the Base Retainer for a full Plan Year shall be $18,000. The Base Annual Retainer shall be payable in approximately equal quarterly installments in advance, beginning on the date of the annual shareholders meeting; provided, however, that for the first Plan Year, the first installment shall begin on the Effective Date and be prorated based on the number of full months in such quarter after the Effective Date.

Each person who first becomes an Eligible Participant on a date other than the Effective Date or an annual meeting date shall be paid a retainer equal to the quarterly installment of the Base Annual Retainer for the first quarter of eligibility, based on the number of full months he or she serves as an Independent Director during such quarter. Payment of such prorated Base Annual Retainer shall begin on the date that the person first becomes an Eligible Participant.

5.2. MEETING FEES. Each Independent Director shall be paid a meeting fee for each meeting of the Board he or she attends, payable in such form as shall be elected by the Eligible Participant in accordance with Section 7.2. The amount of the meeting fees shall be established from time to time by the Board. Until changed by the Board, the meeting fee for attending a meeting of the Board, or a committee thereof, whether telephonically or in person, shall be as follows:

MEETING TYPE	FEE
Board Meeting, Non-Telephonic	$2,000
Committee Meeting, Non-Telephonic	$1,500
Board or Committee Meeting, Telephonic	$250
Committee Chair, Non-Telephonic Committee Meeting	$500

Meeting fees shall be payable within thirty (30) days following the date of the applicable meeting to which they relate.

5.3. TRAVEL EXPENSE REIMBURSEMENT. All Independent Directors shall be reimbursed for reasonable travel expenses (including spouse’s expenses to attend events to which spouses are invited) in connection with attendance at meetings of the Board and its committees, or other Company functions at which the Chair of the Board or the Chief Executive Officer requests the Independent Director to participate. Notwithstanding the foregoing, the Company’s reimbursement obligations pursuant to this Section 5.3 shall be limited to expenses incurred while the Independent Director serves on the Board in the capacity as an Independent Director. Such payments will be made within 30 days after delivery of the Independent Director’s written requests for payment, accompanied by such evidence of expenses incurred as the Company may reasonably require, but in no event later than the December 31 following the year in which the expense was incurred. The amount reimbursable in any one tax year shall not affect the amount reimbursable in any other tax year. Independent Directors’ right to reimbursement pursuant to this Section 5.3 shall not be subject to liquidation or exchange for another benefit. The Company’s reimbursement obligations pursuant to this Section 5.3 shall be limited to expenses incurred while such Independent Director is providing services as a director. Such payments will be made within thirty (3) days after delivery of an Independent Director’s written requests for payment, accompanied by such evidence of expenses incurred as the Company may reasonably require, but in no event later than December 31 of the year following the year in which the expense was incurred. Reimbursements provided in any one calendar year shall not affect the amount of reimbursements provided in any other calendar year and an Independent Director’s rights pursuant to this Section 5.3 shall not be subject to liquidation or exchange for another benefit.

ARTICLE 6

EQUITY COMPENSATION

6.1. INITIAL RESTRICTED STOCK GRANT. Each Independent Director initially elected or appointed to the Board prior to November 13, 2009, received an Option to purchase 2,500 shares of Stock. Subject to share availability under the Equity Incentive Plan, each Independent Director elected or appointed to the Board following November 13, 2009, shall receive, on the first date he or she is initially elected or appointed to the Board, 2,500 shares of Restricted Stock. Such Restricted Stock shall be subject to the terms and restrictions described below in this Article 6, shall be in addition to any otherwise applicable annual grant of Restricted Stock granted to such Independent Director under Section 6.2.

6.2. SUBSEQUENT RESTRICTED STOCK GRANT. Each Independent Director re-elected to the Board prior to November 13, 2009, received an Option to purchase 1,000 shares of Stock. Subject to share availability under the Equity Incentive Plan, upon re-election of an Independent Director to the Board following November 13, 2009, such director shall receive 1,000 shares of Restricted Stock. Such Restricted Stock shall be subject to the terms and restrictions described below in this Article 6.

6.3. TERMS AND CONDITIONS OF RESTRICTED STOCK. Shares of Restricted Stock shall be evidenced by a written Award Certificate, and shall be subject to such restrictions and risk of forfeiture as determined by the Board, and shall be granted under and pursuant to the terms of the Equity Incentive Plan. Unless and until provided otherwise by the Board, the Restricted Stock granted pursuant to Section 6.1 and 6.2 herein shall vest and become non-forfeitable as to one-third (1/3) of the shares on each of the first three (3) anniversaries of the date of grant; provided, however, that the shares of Restricted Stock shall become fully vested on the earlier occurrence of (i) the termination of the Independent Director’s service as a director of the Company due to his or her death, Director Disability or termination without Cause (as defined in the Equity Incentive Plan) or (ii) a Change in Control of the Company (as defined in the Equity Incentive Plan). If the Independent Director’s service as a director of the Company terminates other than as described in clause (i) of the foregoing sentence, then the Independent Director shall forfeit all of his or her right, title and interest in and to any unvested shares of Restricted Stock as of the date of such termination from the Board and such Restricted Stock shall be reconveyed to the Company without further consideration or any act or action by the Independent Director.

ARTICLE 7

ALTERNATIVE FORM OF PAYMENT FOR BASE RETAINER AND MEETING FEES

7.1. PAYMENT OF BASE RETAINER. At the election of each Eligible Participant, the Base Retainer for a given Plan Year shall be either (i) payable in cash, in equal quarterly payments payable on the date of the annual stockholders meeting (i.e., the first day of the Plan Year) and on the three, six and nine month anniversaries thereof, or (ii) subject to share availability under the Equity Incentive Plan, payable by a grant on the day following the annual shareholders meeting (the “Annual Retainer Stock Grant Date”) of a number of Shares determined by dividing the Base Retainer by a price determined by the Committee from time to time, which for 2008 shall be $9.12 (rounded up to the nearest whole share). Any Shares granted under the Plan as the Base Retainer under clause (ii) above will be 100% vested and nonforfeitable as of the Annual Retainer Stock Grant Date, and the Eligible Participant receiving such Shares (or his or her custodian, if any) will have immediate rights of ownership in the Shares, including the right to vote the Shares and the right to receive dividends or other distributions thereon.

7.2. PAYMENT OF MEETING FEES. At the election of each Eligible Participant, the Meeting Fees to be earned during a Plan Year shall be either (i) payable in cash at each meeting date or such other date(s) on which such fees are normally paid, or (ii) subject to share availability under the Equity Incentive Plan, payable by a grant on the day following each meeting date (the “Meeting Fee Stock Grant Date”) of that number of Shares determined by dividing the Meeting Fees otherwise payable on the meeting date by a price determined by the Committee from time to time, which for 2008 shall be $9.12 (rounded up to the nearest whole share). Any Shares granted under the Plan as Meeting Fees under clause (ii) above will be 100% vested and nonforfeitable as of the Meeting Fee Stock Grant Date, and the Eligible Participant receiving such Shares (or his or her custodian, if any) will have immediate rights of ownership in the Shares, including the right to vote the Shares and the right to receive dividends or other distributions thereon.

7.3. TIMING AND MANNER OF PAYMENT ELECTION. Each Eligible Participant shall elect the form of payment desired for his or her Base Retainer and Meeting Fees for a Plan Year by delivering a valid Election Form to the Board or the plan administrator prior to the beginning of such Plan Year, which will be effective as of the first day of the Plan Year beginning after the Board or the plan administrator receives the Eligible Participant’s Election Form. The Election Form signed by the Eligible Participant prior to the Plan Year will be irrevocable for the coming Plan Year. However, prior to the commencement of the following Plan Year, an Eligible Participant may change his or her election for future Plan Years by executing and delivering a new Election Form indicating different choices. If an Eligible Participant fails to deliver a new Election Form prior to the commencement of the new Plan Year, his or her Election Form in effect during the previous Plan Year shall continue in effect during the new Plan Year. If no Election Form is filed or effective, the Base Retainer and Meeting Fees will be paid in cash.

ARTICLE 8

AMENDMENT, MODIFICATION AND TERMINATION

8.1. AMENDMENT, MODIFICATION AND TERMINATION. The Board may terminate or suspend the Plan at any time, without stockholder approval. The Board may amend the Plan at any time and for any reason without stockholder approval; provided, however, that the Board may condition any amendment on the approval of stockholders of the Company if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations. No termination, modification or amendment of the Plan may, without the consent of an Independent Director, adversely affect an Independent Director’s rights under an award granted prior thereto.

ARTICLE 9

GENERAL PROVISIONS

9.1. ADJUSTMENTS. The adjustment provisions of the Equity Incentive Plan shall apply with respect to Restricted Stock or other equity awards outstanding or to be granted pursuant to this Plan.

9.2. DURATION OF THE PLAN. The Plan shall remain in effect until the tenth anniversary of the Effective Date, unless terminated earlier by the Board.

9.3. EXPENSES OF THE PLAN. The expenses of administering the Plan shall be borne by the Company.

9.4. STATUS OF THE PLAN. The Plan is intended to be a nonqualified, unfunded plan of deferred compensation under the Code. Plan benefits shall be paid from the general assets of the Company or as otherwise directed by the Company. A participant shall have the status of a general unsecured creditor of the Company with respect to his or her right to receive Common Stock or other payment upon settlement of equity awards under the Plan. No right or interest in the Options shall be subject to the claims of creditors of the Independent Director or to liability for the debts, contracts or engagements of the Independent Director, or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect; provided, however, that nothing in this Plan shall prevent transfers by will or by the applicable laws of descent and distribution. To the extent that any participant acquires the right to receive payments under the Plan (from whatever source), such right shall be no greater than that of an unsecured general creditor of the Company. Participants and their beneficiaries shall not have any preference or security interest in the assets of the Company other than as a general unsecured creditor.

9.5. EFFECTIVE DATE. The Plan was originally adopted by the Board on October 31, 2005 and amended and restated as of the Effective Date. The Plan was amended January 17, 2008, December 30, 2008 and April 24, 2009. The Plan was amended and restated November 13, 2009.

WELLS TIMBERLAND REIT, INC.

By:
Name:
Title:

ANNEX C

QUARTERLY REPORT ON FORM 10-Q

FOR THE

QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2009

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 000-53193

WELLS TIMBERLAND REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	20-3536671
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6200 The Corners Parkway

Norcross, Georgia 30092

(Address of principal executive offices)

(Zip Code)

(770) 449-7800

(Registrant’s telephone number, including area code)

N/A

(Former name, former address, and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files)

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Number of shares outstanding of the registrant’s only

class of common stock, as of October 31, 2009: 18,513,045 shares

FORM 10-Q

WELLS TIMBERLAND REIT, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Quarterly Report on Form 10-Q of Wells Timberland REIT, Inc. and subsidiaries (“Wells Timberland REIT,” “we,” “our,” or “us”) other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that this report is filed with the Securities and Exchange Commission. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this report, and we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A herein, as well as Item 1A in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, for a discussion of some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause actual results to differ materially from those presented in our forward-looking statements.

PART I.	FINANCIAL INFORMATION

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The information furnished in the accompanying consolidated balance sheets and related consolidated statements of operations, stockholders’ equity, and cash flows reflects all adjustments that are, in management’s opinion, necessary for a fair and consistent presentation of the aforementioned financial statements.

The accompanying consolidated financial statements should be read in conjunction with the condensed notes to Wells Timberland REIT’s financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this quarterly report on Form 10-Q and with Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended. Wells Timberland REIT’s results of operations for the three months and nine months ended September 30, 2009 are not necessarily indicative of the operating results expected for the full year.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2009	December 31, 2008
Assets:
Cash and cash equivalents	$5,459,989	$4,120,091
Restricted cash and cash equivalents	7,228,036	7,331,910
Accounts receivable	939,398	767,611
Prepaid expenses and other assets	1,462,217	784,448
Deferred financing costs, less accumulated amortization of $9,452,346 and $8,426,956 as of September 30, 2009 and December 31, 2008, respectively	1,288,683	2,010,478
Timber assets, at cost:
Timber and timberlands, net (Note 3)	359,698,025	375,139,886
Intangible lease assets, less accumulated amortization of $329,183 and $204,353 as of September 30, 2009 and December 31, 2008, respectively	707,670	832,500

Total assets	$376,784,018	$390,986,924

Liabilities:
Accounts payable and accrued expenses	$3,753,278	$3,391,893
Due to affiliates (Note 7)	17,556,648	12,790,206
Other liabilities	6,734,694	8,197,438
Notes payable:
Senior loan (Note 4)	201,852,544	208,600,930
Mezzanine loan (Note 4)	26,949,312	65,731,749

Total liabilities	256,846,476	298,712,216
Commitments and Contingencies (Note 5)

Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
8.5% Series A preferred stock, $1,000 liquidation preference; 32,128 shares issued and outstanding as of September 30, 2009 and December 31, 2008	37,531,048	35,488,500
8.5% Series B preferred stock, $1,000 liquidation preference; 10,700 shares issued and outstanding as of September 30, 2009 and December 31, 2008	11,691,729	11,011,473
Common stock, $0.01 par value; 900,000,000 shares authorized; 18,114,591 and 13,412,781 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	181,146	134,128
Additional paid-in capital	156,465,160	116,930,362
Accumulated deficit	(85,931,541)	(71,289,755)

Total stockholders’ equity	119,937,542	92,274,708

Total liabilities and stockholders’ equity	$376,784,018	$390,986,924

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Timber sales	$11,665,742	$9,923,794	$32,675,442	$30,429,926
Timberland sales	—	466,564	5,024,208	4,490,837
Other revenues	676,296	688,445	2,369,291	2,031,648

	12,342,038	11,078,803	40,068,941	36,952,411
Expenses:
Contract logging and hauling costs	6,371,755	4,902,061	16,499,678	15,057,206
Depletion	4,260,347	5,973,688	12,913,371	16,485,770
Cost of timberland sales	—	266,533	3,416,263	2,824,113
General and administrative expenses	1,011,080	1,247,798	2,904,849	3,597,740
Asset and forestry management fees:
Related-party	992,304	1,000,646	2,982,423	3,006,436
Other	765,788	719,116	2,308,853	2,144,795
Land rent expense	592,032	617,556	1,755,711	1,858,232
Other operating expenses	771,169	867,166	2,024,709	2,435,269

	14,764,475	15,594,564	44,805,857	47,409,561

Operating loss	(2,422,437)	(4,515,761)	(4,736,916)	(10,457,150)

Other income (expense):
Interest income	1,433	3,013,960	26,056	10,825,040
Interest expense	(2,223,530)	(9,999,915)	(8,030,091)	(33,901,940)
Loss on interest rate swaps	(627,270)	(611,532)	(1,900,835)	(2,780,892)

	(2,849,367)	(7,597,487)	(9,904,870)	(25,857,792)

Net loss	(5,271,804)	(12,113,248)	(14,641,786)	(36,314,942)
Dividends to preferred stockholders	(917,575)	(768,679)	(2,722,804)	(2,126,658)

Net loss available to common stockholders	$(6,189,379)	$(12,881,927)	$(17,364,590)	$(38,441,600)

Per-share information—basic and diluted:
Net loss available to common stockholders	$(0.36)	$(1.26)	$(1.10)	$(4.98)

Weighted-average common shares outstanding—basic and diluted	17,412,012	10,213,715	15,747,077	7,724,274

See accompanying notes

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2008	13,412,781	$134,128	42,828	$46,499,973	$116,930,362	$(71,289,755)	$92,274,708
Issuance of common stock	4,711,530	47,115	—	—	47,068,187	—	47,115,302
Redemption of common stock	(9,720)	(97)	—	—	(97,101)	—	(97,198)
Dividends on preferred stock	—	—	—	2,722,804	(2,722,804)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(4,150,547)	—	(4,150,547)
Other offering costs	—	—	—	—	(562,937)	—	(562,937)
Net loss	—	—	—	—	—	(14,641,786)	(14,641,786)

Balance, September 30, 2009	18,114,591	$181,146	42,828	$49,222,777	$156,465,160	$(85,931,541)	$119,937,542

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2007	4,320,101	$43,201	32,128	$32,757,620	$38,258,080	$(18,015,073)	$53,043,828
Issuance of common stock	7,304,586	73,046	—	—	72,972,441	—	73,045,487
Redemption of common stock	(30,000)	(300)	—	—	(299,700)	—	(300,000)
Issuance of preferred stock	—	—	10,700	10,700,000	—	—	10,700,000
Dividends on preferred stock	—	—	—	2,126,658	(2,126,658)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(6,427,613)	—	(6,427,613)
Other offering costs	—	—	—	—	(875,919)	—	(875,919)
Net loss	—	—	—	—	—	(36,314,942)	(36,314,942)

Balance, September 30, 2008	11,594,687	$115,947	42,828	$45,584,278	$101,500,631	$(54,330,015)	$92,870,841

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Nine Months Ended September 30,
	2009	2008
Cash Flows from Operating Activities:
Net loss	$(14,641,786)	$(36,314,942)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion	12,913,371	16,485,770
Unrealized gain on interest rate swaps	(2,088,299)	(318,180)
Other amortization	140,692	126,316
Noncash interest expense	1,025,390	6,282,441
Basis of timberland sold	3,228,363	2,568,538
Basis of timber on terminated lease	84,375	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(171,787)	56,787
(Increase) decrease in prepaid expenses and other assets	(677,769)	1,973,876
Increase (decrease) in accounts payable and accrued expenses	361,385	(434,523)
Increase in due to affiliates	4,200,052	5,264,222
Increase in other liabilities	625,555	722,366

Net cash provided by (used in) operating activities	4,999,542	(3,587,329)

Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(800,110)	(764,835)
Net funds released from escrowed funds	103,874	2,357,948

Net cash (used in) provided by investing activities	(696,236)	1,593,113

Cash Flows from Financing Activities:
Repayments of mezzanine loan	(38,782,437)	(67,740,858)
Repayments of senior loan	(6,748,386)	(3,399,070)
Issuance of common stock	46,861,416	72,795,407
Issuance of preferred stock	—	10,700,000
Redemption of common stock	(97,198)	(300,000)
Commissions on stock sales and related dealer-manager fees paid	(3,893,207)	(6,295,663)
Financing costs paid	(303,596)	—

Net cash (used in) provided by financing activities	(2,963,408)	5,759,816

Net increase in cash and cash equivalents	1,339,898	3,765,600
Cash and cash equivalents, beginning of period	4,120,091	1,474,780

Cash and cash equivalents, end of period	$5,459,989	$5,240,380

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 (unaudited)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) but has not yet qualified or elected to be taxed as a REIT. Wells Timberland REIT engages in the acquisition and ownership of timberland located throughout the United States. Substantially all of Wells Timberland REIT’s business is conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of Wells Timberland OP. In addition, Wells Timberland OP formed Wells Timberland TRS, Inc. (“Wells Timberland TRS”), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006. Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, and the subsidiaries of Wells Timberland OP and Wells Timberland TRS. Under an agreement (the “Advisory Agreement”), Wells TIMO performs certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 7).

As of September 30, 2009, Wells Timberland REIT owned approximately 223,300 acres of timberland and held long-term leasehold interests in approximately 88,200 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”). Wells Timberland REIT acquired the Mahrt Timberland on October 9, 2007. Wells Timberland REIT generates the majority of its revenues from selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher and better use timberlands (“HBU”), and leasing land-use rights to third parties. Wells Timberland REIT also generates additional revenues and income from selling the rights to extract natural resources, other than timber, from its timberland.

On August 11, 2006, Wells Timberland REIT commenced its initial public offering (the “Initial Public Offering”) of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. Wells Timberland REIT began actively selling its common shares in May 2007. Wells Timberland REIT commenced operations after receiving and accepting subscriptions in its Initial Public Offering equal to the minimum offering of $2.0 million on July 11, 2007. Wells Timberland REIT stopped offering shares for sale under the Initial Public Offering on August 11, 2009. Wells Timberland REIT raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On February 3, 2009, Wells Timberland REIT filed a registration statement on Form S-11, as amended by Amendment No. 1 filed on June19, 2009 and Amendment No. 2 filed on August 5, 2009, with the Securities and Exchange Commission (“SEC”) to register approximately 220.9 million shares of common stock, of which 200.0 million shares are to be offered in a primary offering for $10.00 per share and 20.9 million shares of common stock are to be offered under Wells Timberland REIT’s distribution reinvestment plan for $9.55 per share (the “Follow-On Offering”). On August 6, 2009, Wells Timberland REIT’s Follow-On Offering was declared effective by the SEC and Wells Timberland REIT began accepting subscriptions under the Follow-On Offering on August 12, 2009. As of September 30, 2009, Wells Timberland REIT has raised gross offering proceeds from the sale of approximately 0.6 million shares of common stock under the Follow-On Offering of approximately $5.7 million. Unless extended, the Follow-On Offering is expected to terminate on August 6, 2011.

As of September 30, 2009, Wells Timberland REIT has raised gross offering proceeds from the sale of common stock under the Initial Public Offering and the Follow-On Offering (the “Public Offerings”) of approximately $180.6 million. After deductions from such gross offering proceeds for payments of selling commissions and dealer-manager fees of approximately $15.2 million, other organization and offering expenses of approximately $0.2 million, and common stock redemptions of approximately $0.4 million under the share redemption plan, Wells Timberland REIT had received aggregate net offering proceeds of approximately $164.8 million, which was used to partially fund the Mahrt Timberland acquisition and pay down acquisition-related debt. As of September 30, 2009, Wells Timberland REIT has incurred other organization and offering expenses of approximately $2.2 million, approximately $1.9 million of which has been deferred by the terms of Wells Timberland REIT’s loan agreements until the mezzanine loan is repaid in full and after reduction of the senior loan to a 40% loan-to-collateral value ratio.

On July 11, 2008, Wells Timberland REIT entered into a master purchase agreement (the “Master Purchase Agreement”) with Wells TIMO, Wells-DFH Timberland Nr.88 GmbH & Co. KG, a German closed-end fund (the “2008 Fund”), and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany (“DFH”). DFH was not, and the 2008 Fund (prior to purchasing shares of common stock under the Master Purchase Agreement) was not, in any way affiliated with Wells Timberland REIT or its affiliates.

On April 8, 2009, Wells Timberland REIT entered into an amended and restated master purchase agreement (the “Amended Master Purchase Agreement”) with Wells TIMO, DFH, the 2008 Fund and Wells-DFH Materia Nr.88 GmbH & Co. KG, a German closed-end fund (the “2009 Fund”). Pursuant to the Amended Master Purchase Agreement, Wells Timberland REIT has agreed to sell up to 53.8 million shares of its common stock to the 2009 Fund, at a price per share of $9.30, for an aggregate purchase price of up to $500.0 million (the “German Offering”). In Wells Timberland REIT’s Follow-On Offering, shares of Wells Timberland REIT’s common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer-manager fee, Wells Timberland REIT receives net proceeds (before expenses) of $9.12 per share. In the German Offering, Wells Timberland REIT is selling shares of its common stock to the 2009 Fund at a price per share of $9.30. The 2009 Fund will not pay the sales commission or the dealer-manager fee in connection with the German Offering; however, Wells Timberland REIT will pay DFH a distribution fee of 1.0% of the gross proceeds that it receives from the German Offering. As a result, in respect of those shares of Wells Timberland REIT’s common stock sold in the German Offering, Wells Timberland REIT will receive net proceeds (before expenses) of $9.21 per share, which is greater than the $9.12 per share that Wells Timberland REIT receives in its Follow-On Offering after deducting the sales commission and dealer-manager fee. Wells Timberland REIT may increase, in its sole discretion, the size of the German Offering up to a maximum of 107.5 million shares of its common stock to accommodate any additional German closed-end fund(s) or other investment vehicles that may become a party to the Amended Master Purchase Agreement in the future (together with the 2009 Fund, the “Funds”). The Funds’ right to purchase shares pursuant to the Amended Master Purchase Agreement will continue until the earlier of (i) the sale of all of the shares contemplated thereby or (ii) December 31, 2010. The German Offering is being conducted pursuant to Regulation S under the Securities Act of 1933, as amended, and is separate and in addition to Wells Timberland REIT’s Follow-On Offering. As of September 30, 2009, Wells Timberland REIT had received net proceeds from the sale of its common stock under the German Offering of $5,000.

Wells Timberland REIT’s common stock is not listed on a national securities exchange. Wells Timberland REIT’s charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, Wells Timberland REIT must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

Wells Timberland REIT has various debt facilities outstanding as of September 30, 2009, which require interest and certain mandatory principal reduction payments during 2009 and 2010 (see Note 4). Wells Timberland REIT expects to generate sufficient cash flow from operations and its equity offerings to meet all such required principal and interest payment requirements. If proceeds raised in Wells Timberland REIT’s equity offerings are not sufficient to cover the principal reduction payments required by the debt facilities, or if Wells Timberland REIT is not successful in extending the principal reduction dates beyond 2010, or otherwise unable to satisfy its obligations under the debt facilities as they become due, Wells Real Estate Funds Inc. (“Wells REF”), the guarantor of Wells Timberland REIT’s mezzanine loan, has represented to Wells Timberland REIT its intent to fund any and all of Wells Timberland REIT’s remaining unpaid debt maturities of the mezzanine loan in 2009 and 2010 to ensure that Wells Timberland REIT makes all such debt repayments in accordance with the terms of the mezzanine loan agreement, and any repayment of such debt from Wells Timberland REIT to Wells REF would not become due or payable during 2009 or 2010 or shortly thereafter.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year.

Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All significant intercompany balances and transactions have been eliminated in consolidation.

For further information, refer to the financial statements and footnotes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended.

Interest Rate Swap Agreements

Wells Timberland REIT has entered into interest rate swaps agreements to hedge its exposure to changing interest rates on variable rate debt instruments. Wells Timberland REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells Timberland REIT records the fair value of its interest rate swaps as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive loss in the accompanying consolidated statement of stockholders’ equity. The ineffective portion of the hedge, if any, is recognized in current earnings during the period of change in fair value. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain or loss on interest rate swaps in the accompanying consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as gain or loss on interest rate swaps as incurred. As of September 30, 2009 and December 31, 2008, Wells Timberland REIT recognized the fair value of interest rate swaps of approximately $5.0 million and $7.1 million, respectively, in other liabilities. A net increase in the fair value of interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.8 million and $0.7 million is included in loss on interest rate swaps in the accompanying consolidated statements of operations for the three months ended September 30, 2009 and 2008, respectively. For the nine months ended September 30, 2009 and 2008, a net increase in the fair value of interest rate swaps that do not qualify for hedge accounting treatment of approximately $2.1 million and $0.3 million, respectively, is included in loss on interest rate swaps in the accompanying consolidated statements of operations.

During the three months ended September 30, 2009 and 2008, net payments of approximately $1.4 million and $1.3 million, respectively, are included in loss on interest rate swaps in the accompanying consolidated statements of operations. During the nine months ended September 30, 2009 and 2008, net payments of approximately $4.0 million and $3.1 million, respectively, are included in loss on interest rate swaps in the accompanying consolidated statements of operations.

Income Taxes

Wells Timberland REIT was taxed as a C corporation for the year ended December 31, 2008. Wells Timberland REIT intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such, beginning with its taxable year ending December 31, 2009. To qualify as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, Wells Timberland REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Timberland REIT fails to qualify as a REIT in any taxable year after it first elects to be taxed as a REIT, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service (“IRS”) grants Wells Timberland REIT relief under certain statutory provisions.

Wells Timberland REIT intends, upon its qualification as and election to be taxed as a REIT, to treat Wells Timberland TRS as a taxable REIT subsidiary. At the point in time at which Wells Timberland REIT elects to be treated as a REIT, it may be beneficial for Wells Timberland REIT to perform certain non-customary services, including real estate or non-real estate related services, through Wells Timberland TRS. Earnings from services performed through Wells Timberland TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for Wells Timberland REIT to qualify as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 25% of the value of the total assets of Wells Timberland REIT.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

Fair Value Measurements

Wells Timberland REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the of the accounting standard for fair value measurements and disclosures, which became effective for financial assets and liabilities on January 1, 2008 and for non-financial and nonrecurring assets and liabilities on January 1, 2009. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells Timberland REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The valuation of the interest rate swaps was determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table presents information about Wells Timberland REIT’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurements as of September 30, 2009
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swaps	$5,010,217	$—	$5,010,217	$—

	Fair Value Measurements as of December 31, 2008
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swaps	$7,098,516	$—	$7,098,516	$—

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) revised the authoritative guidance for business combinations. The revised guidance requires, among other things, that (i) transaction costs be expensed as incurred and (ii) preacquisition contingencies, such as environmental or legal issues, be recorded at fair value as of the acquisition date. Wells Timberland REIT adopted the revised guidance on January 1, 2009 and will apply its provisions to its future acquisitions.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests in consolidated financial statements. The guidance requires, among other things, for (i) noncontrolling ownership interests to be classified as equity, instead of as a minority interest component of mezzanine equity, and (ii) earnings from noncontrolling interests to be included in earnings from consolidated subsidiaries with an additional disclosure of the allocation of such earnings between controlling and noncontrolling interests on the face of the statement of operations. Wells Timberland REIT adopted the new guidance on January 1, 2009. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements.

In March 2008, the FASB issued authoritative guidance for disclosures about derivative instruments and hedging activities. The new guidance requires additional disclosures about an entity’s derivative and hedging activities including: (i) descriptions of how and why the entity uses derivative instruments, (ii) how such instruments are accounted for under previously issued guidance, and (iii) how derivative instruments affect the entity’s financial position, operations, and cash flows. Wells Timberland REIT adopted the new guidance on January 1, 2009. The adoption of the new guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements (see Interest Rate Swap Agreements in this Note 2 for additional required disclosures).

In May 2009, the FASB issued authoritative guidance on management’s assessment and disclosure of subsequent events. The guidance states that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” The guidance allows the assessment of subsequent events to occur through the date on which the financial statements are “available to be issued” or the date they are issued; however, management must also disclose the date through which events or transactions have been evaluated. Management must perform its assessment for both interim and annual financial reporting periods. The guidance is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements or disclosures. See Note 8 for required subsequent event disclosures.

In June 2009, the FASB issued authoritative guidance on accounting for transfers of financial assets, which is effective for Wells Timberland REIT for the year beginning January 1, 2010. The guidance amends previously issued de-recognition guidance, including eliminating the concept of a “qualifying special-purpose entity”. Wells Timberland REIT is currently assessing the provisions of the guidance and has not yet determined the impact, if any, on its consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending previously issued guidance for consolidation of variable interest entities. The new guidance is effective for Wells Timberland REIT for the year beginning January 1, 2010. The guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Wells Timberland REIT is currently assessing the provisions of the guidance and has not yet determined the impact, if any, on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 requires that the FASB Codification (“Codification”) become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All contents of the Codification will carry the same level of authority, effectively superseding SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a significant impact on Wells Timberland REIT’s consolidated financial statements or disclosures.

3.	Timber and Timberlands

During the nine months ended September 30, 2009 and 2008, Wells Timberland REIT sold approximately 3,010 acres and 1,760 acres, respectively, of non-strategic timberland for approximately $5.0 million and $4.5 million, respectively. The basis in timberland sold during the nine months ended September 30, 2009 and 2008 was approximately $3.2 million and $2.5 million, respectively. Wells Timberland REIT did not sell non-strategic timberland during the three months ended September 30, 2009. Wells Timberland REIT sold approximately 160 acres of non-strategic timberland for approximately $0.5 million during the three months ended September 30, 2008. The basis in timberland sold during the three months ended September 30, 2008 was approximately $0.2 million. As of September 30, 2009 and December 31, 2008, timber and timberlands consisted of the following, respectively:

	As of September 30, 2009
	Gross	Depletion	Net
Timber	$207,199,881	$12,913,371	$194,286,510
Timberlands	165,221,663	—	165,221,663
Mainline roads	209,599	19,747	189,852

Timber and Timberlands	$372,631,143	$12,933,118	$359,698,025

	As of December 31, 2008
	Gross	Depletion	Net
Timber	$229,019,954	$21,513,106	$207,506,848
Timberlands	167,509,265	—	167,509,265
Mainline roads	127,658	3,885	123,773

Timber and Timberlands	$396,656,877	$21,516,991	$375,139,886

4.	Notes Payable

During the three months and nine months ended September 30, 2009, Wells Timberland REIT engaged in the following significant activities with respect to its notes payable:

•

Wells Timberland REIT paid down the mezzanine loan by approximately $13.0 million and $38.8 million, respectively. The aggregate outstanding principal balance of the mezzanine loan as of September 30, 2009 was approximately $26.9 million.

•

The credit agreement for the senior loan contains mandatory prepayment requirements from proceeds generated from dispositions of timber and timberland less a working capital reserve. During the three months and nine months ended September 30, 2009, Wells Timberland REIT paid down the senior loan by approximately $0.5 million and $6.7 million, respectively, with proceeds from timber and timberland sales.

•

On July 23, 2009, Wells Timberland REIT entered into a consent to the senior loan agreement with CoBank, ACB (“CoBank”) regarding the application of proceeds generated from the disposition of up to 15,000 acres of the Mahrt Timberland in one or more sale transactions that were expected to occur by March 31, 2010. Upon closing, proceeds generated from the disposition of the timberland will be applied as follows: (i) a consent fee equal to 0.40% of the outstanding senior loan will be paid to CoBank; (ii) if necessary, the working capital account will be funded to a total balance of $3.0 million; (iii) 70% of the remaining proceeds will be applied to the prepayment of the senior loan; and (iv) the remaining proceeds shall be applied to the prepayment of the mezzanine loan. As an inducement to CoBank to enter into the consent, Wells Timberland REIT paid a fee equal to 0.15% of the balance of the senior loan outstanding on July 31, 2009, or approximately $0.3 million.

During the nine months ended September 30, 2009 and 2008, Wells Timberland REIT made interest payments on the mezzanine loan of approximately $4.1 million and $10.0 million, respectively. Wells Timberland REIT made interest payments on the senior loan and related interest rate swaps of approximately $6.9 million and $10.4 million during the nine months ended September 30, 2009 and 2008, respectively.

As of September 30, 2009 and December 31, 2008, the estimated fair value of Wells Timberland REIT’s notes payable was approximately $223.4 million and $264.0 million, respectively. The fair values of outstanding notes payable were estimated based on discounted cash flow analyses using the current market borrowing rates for similar types of borrowing arrangements as of September 30, 2009 and December 31, 2008. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5.	Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with its acquisition of the Mahrt Timberland, Wells Timberland REIT entered into a master stumpage agreement and a fiber supply agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco will purchase specified amounts of timber, including pine pulpwood, hardwood pulpwood, chip-n-saw, and pine sawlogs, from Wells Timberland TRS at specified prices per ton of timber, depending upon the type of timber. The fiber supply agreement is subject to market pricing adjustments every six months based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide Wells Timberland REIT with a reliable consumer for the wood products from the Mahrt Timberland.

Carbon Storage Agreement

Wells Timberland REIT has entered into a carbon storage agreement (the “Carbon Storage Agreement”) with Carbon TreeBank LLC (“CTB”), which is an aggregator and facilitator of private timberland carbon offsets. The Carbon Storage Agreement provides that Wells Timberland REIT will participate in the carbon dioxide offset and mitigation program facilitated by CTB by managing up to 50,000 acres of Wells Timberland REIT’s timberland for the purpose of the storage of atmospheric carbon. CTB agreed to purchase carbon dioxide offset credits until December 31, 2011, subject to demand under the program, at a price based on the average monthly strike price of carbon credits traded on the Chicago Climate Exchange for the preceding calendar year. For the three months and nine months ended September 30, 2009, approximately $0 and $135,000, respectively, of revenue related to the Carbon Storage Agreement is included in other revenues in the accompanying consolidated statements of operations.

Litigation

Wells Timberland REIT is from time to time a party to legal proceedings that arise in the ordinary course of its business. Wells Timberland REIT is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of

Wells Timberland REIT. Wells Timberland REIT is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2009 and 2008, respectively:

	Nine months ended September 30,
	2009	2008
Other offering costs due to affiliate	$562,937	$875,919

Discounts applied to issuance of common stock	$253,887	$250,080

Commissions on stock sales and related dealer-manager fees due to affiliate	$3,453	—

Dividends accrued on preferred stock	$2,722,804	$2,126,658

7.	Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP are party to the Advisory Agreement with Wells TIMO, a wholly owned subsidiary of Wells Capital.

Pursuant to the Advisory Agreement, Wells TIMO is entitled to the following fees and reimbursements:

•

Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of Wells Timberland REIT, not to exceed 1.2% of gross offering proceeds. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT.

•

Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT or (ii) the aggregate value of such investments. Wells TIMO may engage experienced timber management companies to assist Wells TIMO with certain of its asset management responsibilities under the Advisory Agreement, including investing in timberland and selling timber on behalf of Wells Timberland REIT. Any timber asset managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts.

•

Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance, and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide.

•

For any property sold by Wells Timberland REIT, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), Wells Timberland REIT will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

Effective July 11, 2009, the Advisory Agreement was renewed upon terms identical to those of the Advisory Agreement in effect through July 10, 2009. The Advisory Agreement has a one year term and will renew for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Advisory Agreement, it will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed. For further information on the special units, including redemption payments, refer to the consolidated financial statements and accompanying notes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended.

Under the terms of the Advisory Agreement, Wells Timberland REIT is required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. As of September 30, 2009, Wells Timberland REIT has incurred and charged to additional paid-in capital cumulative organization and other offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $0.1 million related to the Follow-On Offering, which represents approximately 1.2% of cumulative gross proceeds raised by Wells Timberland REIT under the Public Offerings. As of September 30, 2009, Wells TIMO and its affiliates have incurred aggregate organization and offering expenses related to Wells Timberland REIT’s Initial Public Offering and Follow-On Offering of approximately $7.0 million and $0.8 million, respectively. Upon the expiration of Wells Timberland REIT’s Initial Public Offering on August 11, 2009, approximately $4.9 million of organization and offering expenses related to the Initial Public Offering that had not been incurred and charged to additional paid-in capital by Wells Timberland REIT was expensed by Wells TIMO and is not subject to reimbursement by Wells Timberland REIT.

The mezzanine and senior loans contain restrictive covenants that prohibit Wells Timberland REIT from paying monthly asset management fees, administrative expense reimbursements, and a substantial portion of organization and offering cost reimbursements to Wells TIMO until the mezzanine loan is repaid in full and after reduction of the senior loan to a 40% loan-to-collateral value ratio. These amounts are recorded as due to affiliates in the accompanying consolidated balance sheets.

Under the terms of the Advisory Agreement, Wells Timberland REIT is required to reimburse Wells TIMO for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager. Wells TIMO has the responsibility of limiting Wells Timberland REIT’s total operating expenses, as defined by its charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income for the four previous consecutive quarters then ended (“Operating Expense Limitation”) unless a majority of Wells Timberland REIT’s independent directors determine that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, Wells TIMO must reimburse the excess operating expenses to Wells Timberland REIT within 60 days after the end of each fiscal quarter. However, at Wells TIMO’s option, Wells TIMO or its affiliate, as applicable, may defer receipt of any portion of the reimbursement of operating expenses and seek approval from the Wells Timberland REIT’s independent directors to receive such payments, without interest, in a future period to the extent that the reimbursement would not result in expenses exceeding the Operating Expense Limitation for such future period. As of September 30, 2009, Wells TIMO has deferred the reimbursement of approximately $660,000 of operating expenses and, accordingly, this amount is not included in general and administration expenses in Wells Timberland REIT’s accompanying consolidated statements of operations for the three months and six months ended September 30, 2009. Wells Timberland REIT’s board of directors, including all of its independent directors, has determined that these deferred expenses represent legitimate operating expenses necessary for the operation of Wells Timberland REIT’s business, that Wells Timberland REIT is in its early stages of operations, which has limited the amount of operating expenses it may incur, and that these deferred expenses should be reimbursed to Wells TIMO during a future period only if the reimbursement of such amount, together with all other operating expenses paid or reimbursed in that period, would not result in operating expenses in excess of the Operating Expense Limitation.

Dealer-Manager Agreement

Wells Timberland REIT has executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s Public Offerings. For these services, WIS earns a commission of up to 7.0% of the gross offering proceeds from the sale of Wells Timberland REIT’s shares, of which substantially all is re-allowed to participating broker/dealers. Wells Timberland REIT pays no commissions on shares issued under its distribution reinvestment plan.

Additionally, WIS earns a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the dealer-manager fee will be re-allowed to participating broker/dealers. Dealer-manager fees apply to the sale of shares in the primary offering only, and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Timberland REIT incurred the following related-party costs for the three months and nine months ended September 30, 2009 and 2008, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Commissions(1)(2)	$1,011,950	$1,789,609	$3,058,741	$5,112,834
Administrative reimbursements	485,400	673,847	1,217,629	1,998,729
Dealer-manager fees(1)	273,738	460,185	837,919	1,314,729
Asset management fees	992,304	1,000,646	2,982,423	3,006,436
Disposition fees	—	9,331	100,484	89,816
Other offering costs(1)	182,819	305,464	562,937	875,919

Total	$2,946,211	$4,239,082	$8,760,133	$12,398,463

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.
(2)	Substantially all commissions have been re-allowed to participating broker/dealers through September 30, 2009.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Administrative reimbursements due to Wells TIMO	$6,890,257	$5,672,628
Operating expense reimbursements due to Wells TIMO	1,021,309	1,021,309
Asset management fees due to Wells TIMO	7,660,432	4,678,009
Other offering cost reimbursements due to Wells TIMO	1,946,355	1,383,418
Commissions on stock sales and related dealer-manager fees due to WIS	38,295	34,842

Total	$17,556,648	$12,790,206

Conflicts of Interest

As of September 30, 2009, Wells TIMO had nine employees. Wells TIMO relies upon employees of Wells Capital, the parent company and manager of Wells TIMO, to perform many of its obligations. Wells Capital also is a general partner or advisor of various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operations decisions.

Economic Dependency

Wells Timberland REIT engaged Wells TIMO and WIS to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of properties owned by Wells Timberland REIT, asset acquisition and disposition services, the sale of shares of Wells Timberland REIT’s common stock, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO and WIS are dependent on Wells Capital to provide certain services that are essential to their operations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.

Wells Capital, Wells TIMO, and WIS are all owned and controlled by Wells REF. The operations of Wells Capital, Wells TIMO, WIS and Wells Management Company, Inc. (“Wells Management”) represent substantially all of the business of Wells REF. Accordingly, Wells Timberland REIT focuses on the financial condition of Wells REF when assessing the financial condition of Wells Capital, Wells TIMO, WIS, and Wells Management. In the event that Wells REF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, and Wells Management based on, among other things, the level of real estate assets managed, the amount of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Timberland REIT and other Wells REF-sponsored investment products. As of September 30, 2009, Wells Timberland REIT believes that Wells REF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and other investments to meet its current and future obligations as they become due.

Wells REF guarantees the mezzanine loan held by Wells Timberland REIT, which had an outstanding principal balance of approximately $23.7 million as of October 31, 2009 (see Note 4).

8.	Subsequent Events

Overview

Wells Timberland REIT evaluates subsequent events in conjunction with the preparation of consolidated financial statements and notes thereto. With respect to the consolidated financial statements and related footnotes included in this quarterly report on Form 10-Q, Wells Timberland REIT has evaluated subsequent events occurring during the period from October 1, 2009 through November 13, 2009, the date of filing of this quarterly report on Form 10-Q with the SEC.

Sale of Shares of Common Stock

From October 1, 2009 through October 31, 2009, Wells Timberland REIT raised approximately $4.0 million through the issuance of approximately 0.4 million shares of common stock under the Follow-on Offering. As of October 31, 2009, approximately 199.0 million shares remained available for sale to the public, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan. No proceeds were raised from the issuance of common stock under the German Offering from October 1, 2009 through October 31, 2009. As of October 31, 2009, approximately 53.8 million shares remained available for sale to the Funds under the German Offering.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also “Cautionary Note Regarding Forward-Looking Statements” preceding Part I, as well as our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended.

Overview

We were formed on September 27, 2005 to acquire and operate a diversified portfolio of timberland properties located in the timber-producing regions of the United States and, to a limited extent, in other countries. We generate a substantial majority of our revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, from selling HBU timberland and leasing land-use rights to third parties. We also generate additional revenues and income from selling the rights to extract natural resources from timberland other than timber. A substantial portion of our timber sales are derived from the Timber Agreements under which we sell to MeadWestvaco specified amounts of timber subject to market pricing adjustments. The initial term of the Timber Agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. We have no paid employees and are externally advised and managed by Wells TIMO, a wholly owned subsidiary of Wells Capital.

We began receiving investor proceeds from the sale of our common stock under our Initial Public Offering in May 2007. On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. We began acquiring timber assets in October 2007 and our German Offering commenced in July 2008. On August 11, 2009, we terminated our Initial Public Offering and began receiving investor proceeds from the sale or our common stock under our Follow-On Offering on August 12, 2009. We continued receiving investor proceeds under our Public Offerings and our German Offering (the “Offerings”) through September 30, 2009. Thus, the results of our operations for the three months and nine months ended September 30, 2009 and 2008 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of timber assets, interest expense associated with debt financing on the acquisition of timber assets, and general and administrative expenses that represent a high percentage of total revenues but are expected to decrease as the enterprise grows. As of September 30, 2009, we have raised gross offering proceeds of approximately $180.6 million through the issuance of our common stock in our Public Offerings and approximately $42.8 million through the issuance of our preferred stock to Wells REF.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to repay the loans associated with the Mahrt Timberland acquisition and to further diversify our portfolio of timber assets. To the extent that significant funds are not raised, we may not be able to repay the loans or achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

We began to sell shares of our common stock to the public under our Initial Public Offering in May 2007 and under our Follow-On Offering in August 2009. We began to sell shares of our common stock to the Funds under our German Offering in July 2008. During the nine months ended September 30, 2009, we raised proceeds under our Public Offerings, net of commissions, dealer-manager fees, other offering costs, and redemptions, of approximately $42.3 million, substantially all of which was used to pay down debt associated with the acquisition of the Mahrt Timberland in October 2007. The majority of the purchase price for the Mahrt Timberland was indirectly financed through third-party borrowings consisting of a first mortgage loan of $212.0 million with CoBank serving as lead lender and administrative agent (the “Senior Loan”) and a second mortgage loan, as amended, for $160.0 million with Wachovia Bank, N.A. (“Wachovia”) serving as lead lender and administrative agent (the “Mezzanine Loan”). The remaining purchase price for the Mahrt Timberland was financed through the issuance of approximately $32.1 million of preferred stock to Wells REF.

All of the proceeds raised under our Offerings, net of fees, expenses, and redemptions of our common stock due to death and qualifying disability, are required to be used to service the Mezzanine Loan, which currently incurs interest at a rate of 11.0% and matures on April 30, 2010. We are required to make a principal reduction payment on the Mezzanine Loan by December 31, 2009, reducing the outstanding principal balance to an amount not greater than $15.0 million. On April 30, 2010, all outstanding principal, interest, and any fees or other obligations on the Mezzanine Loan will be due and payable in full. As of October 31, 2009, the outstanding principal balance on the Mezzanine Loan, which is guaranteed by Wells REF, was approximately $23.7 million. Net cash flows generated from our operations, including proceeds received from the sale of timber and timberland less a working capital reserve, are required to be used to service the Senior Loan, which matures on September 9, 2010. Once the Mezzanine Loan is repaid in full, future proceeds raised under our Offerings, net of fees, expenses, and redemptions of common stock, are required to be used to repay the Senior Loan until achieving a 40% loan-to-collateral value ratio.

The Senior Loan and Mezzanine Loan contain restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders while the Senior Loan and Mezzanine Loan are outstanding. As a result, we will be unable to make any payments or distributions to our stockholders until the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% loan-to-collateral value ratio. Once the Mezzanine Loan has been repaid in full and the Senior Loan reduced to a loan-to-collateral value ratio of 40%, future proceeds raised from the sale of our shares under our Offerings will be deemed available for investment in timberland and related assets, and future operating cash flows will be deemed available for distribution to stockholders. In addition to those restrictive covenants discussed above, the Senior Loan and Mezzanine Loan require us to maintain a minimum debt service coverage ratio, as defined by the credit agreement, of 1.60:1.00 during 2009; and 1.70:1.00 through their respective maturity dates. As of September 30, 2009, we were in compliance with the restrictive and financial debt covenants of our outstanding debt obligations.

We anticipate that our primary sources of future capital will be derived from the sale of our common stock under our Offerings and from operations through the sale of timberland and rights to access our land and harvest our timber to MeadWestvaco and other third parties. Following the settlement of the Mezzanine Loan and reduction of the Senior Loan to a 40% loan-to-collateral value ratio, the amount of cash available for distribution to stockholders and the level of distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital and other debt service requirements, and our expectations of future cash flows.

Short-Term Liquidity and Capital Resources

Net cash used in financing activities for the nine months ended September 30, 2009 was approximately $3.0 million. During the nine months ended September 30, 2009, we raised proceeds from the sale of common stock under our Offerings, net of commissions, dealer-manager fees, and redemptions, of approximately $42.9 million, which was used to pay down the Mezzanine Loan by approximately $38.8 million and to fund interest expense on the Mezzanine Loan. For the nine months ended September 30, 2009, we generated net proceeds from the sale of timberland of approximately $4.8 million, approximately $3.8 million of which was used to pay down the Senior Loan and approximately $1.0 million of which was used to fund a working capital reserve. Net cash provided by operating activities for the nine months ended September 30, 2009 was approximately $5.0 million, which is primarily comprised of receipts from timber and timberland sales, and rental income from recreational leases in excess of operating costs, interest expense, asset and forestry management fees, and general and administrative expenses. During the nine months ended September 30, 2009, net cash used in investing activities was approximately $0.7 million, which included approximately $0.8 million invested in timber, timberland, and related assets, offset by approximately $0.1 million of net funds released from escrow accounts required by lenders. We expect to utilize the residual cash balance of approximately $5.5 million as of September 30, 2009 to satisfy current liabilities.

As of October 31, 2009, the Senior Loan had an outstanding balance of $201.9 million. The Senior Loan matures on September 9, 2010 and, as a result, we have begun preliminary discussions with prospective lenders about a replacement debt facility. We believe that we will be able to secure a replacement debt facility; however, we acknowledge that the U.S. credit markets remain volatile and, as such, can make no assurances that a replacement debt facility will be executed at terms favorable or desirable to us.

Long-Term Liquidity and Capital Resources

Over the long-term, we expect our primary sources of capital to include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We expect our principal demands for capital to include funding future acquisitions of timberland, either directly or through investments in joint ventures; capital improvements for such timberland; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; and distributions.

On February 3, 2009, we filed a registration statement, as amended on August 5, 2009, with the SEC to register 220.9 million shares of common stock, of which 200.0 million shares are to be offered in a primary offering for $10.00 per share and 20.9 million shares of common stock are to be offered under our distribution reinvestment plan for $9.55 per share. On August 6, 2009, the Follow-On Offering was declared effective by the SEC and we commenced offering activities for the Follow-On Offering promptly thereafter. Wells Timberland REIT stopped offering shares for sale under the Initial Public Offering on August 11, 2009 and began accepting subscriptions under the Follow-On Offering on August 12, 2009.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Once the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% loan-to-collateral value ratio, we anticipate using cash generated from operations, after payments of periodic operating expenses, interest expense and certain capital expenditures required for our timberland, to repay amounts due to affiliates and make distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. However, in addition to net cash flows from operations, we may periodically borrow funds on a short-term basis to fund distributions. Once the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% loan-to-collateral value ratio, we anticipate using substantially all net proceeds raised from the sale of our shares under our Offerings to fund future acquisitions of timberland, to fund capital expenditures, and to pay down the remaining Senior Loan and/or future borrowings. Proceeds generated from future debt financings may also be used to fund future acquisitions of timberland and capital expenditures.

If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Our charter precludes us from incurring debt in excess of 300% of our net assets, which we generally expect to approximate 75% of the cost of our timber assets before adjustment for noncash reserves, depletion, and amortization; however, we may temporarily exceed this limit upon the approval of a majority of our independent directors. As of September 30, 2009, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 56% and our debt-to-net assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 145%. Our board of directors may determine that it is in our best interest to pursue highly leveraged timberland acquisitions in order to enable us to more quickly acquire a diversified portfolio of timberland properties. As a result, we are not able to anticipate with any degree of certainty what our leverage ratio will be in the near future. However, over the long-term, we expect our leverage ratio to be no more than 50%. In accordance with our charter, if our board of directors, including a majority of our independent directors, approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.

Contractual Obligations and Commitments

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 and Note 7 of our accompanying consolidated financial statements for further explanations. All of the proceeds raised under our Offerings, net of fees, expenses and redemptions of our common stock for death and qualifying disability, are required to be used to service the Mezzanine Loan, which currently incurs interest at a rate of 11.0%. See “– Liquidity and Capital Resources.” Once the Mezzanine Loan is repaid in full, future proceeds raised under our Offerings, net of fees and expenses, are required to be used to service the Senior Loan until achieving a 40% loan-to-collateral value ratio.

Our contractual obligations as of September 30, 2009 will become payable in the following periods:

	Payments Due by Period
Contractual Obligations	Total	2009	2010-2011	2012-2013	Thereafter
Outstanding debt obligations	$228,801,856	$11,949,312	$216,852,544	$—	$—
Estimated interest on debt obligations(1)	10,513,892	3,935,209	6,578,683	—	—
Operating lease obligations	18,198,078	298,389	3,908,191	3,218,030	10,773,468
Due to affiliates(2)	17,556,648	—	17,556,648	—	—

Total	$275,070,474	$16,182,910	$244,896,066	$3,218,030	$10,773,468

(1)	Amounts include impact of interest rate swaps. See Item 3. Quantitative and Qualitative Disclosure About Market Risk for more information regarding our interest rate swaps.

(2)

The Mezzanine Loan and Senior Loan contain restrictive covenants that prohibit Wells Timberland REIT from paying monthly asset management fees, administrative expense reimbursements, and a substantial portion of organization and offering cost reimbursements to Wells TIMO until the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% loan-to-collateral value ratio, which we expect to occur in 2010.

Results of Operations

Overview

Our results of operations are materially impacted by the fluctuating nature of timber prices, changes in the levels and composition of our harvest volumes, changes to associated depletion rates, and varying interest expense based on the amount and cost of outstanding borrowings. In the third quarter of 2009, average prices for sawtimber and chip-n-saw were approximately 21% and 12%, respectively, lower than the third quarter of 2008, primarily due to weak lumber and plywood markets resulting from the significant decline in new residential and commercial construction. Average pulpwood prices were 9% higher in the third quarter of 2009 as compared to the third quarter of 2008 due to a shortage of wood chips as a result of curtailed lumber production. For the three months ended September 30, 2009, our pulpwood harvest increased by approximately 35% and our sawtimber and chip-n-saw harvests decreased by approximately 6% and 30%, respectively, compared to the three months ended September 30, 2008. Contract logging and hauling rates for the three months ended September 30, 2009 was 0.4% lower compared to the three months ended September 30, 2008, primarily due to lower fuel costs. Prior to January 1, 2009, depletion rates for our fee-simple tracts were determined by dividing the acquisition costs attributable to its timber by the volume of timber acquired. On January 1, 2009, depletion rates for our fee-simple timber tracts owned for longer than one year were adjusted for silviculture costs incurred and expected to be incurred and for the total timber volume estimated to be available over the harvest cycle. These adjustments resulted in lower depletion rates for our fee-simple tracts owned for longer than one year compared to 2008. In the third quarter of 2009, our weighted-average outstanding borrowings were approximately $472.9 million lower compared to the third quarter 2008, primarily due to the disposition of an approximately $398.0 million promissory note in connection with the disposition of a wholly owned subsidiary on December 18, 2008. For more information on this disposition, see Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended.

Comparison of the three months ended September 30, 2008 versus the three months ended September 30, 2009

Revenues. Revenues increased from approximately $11.1 million for the three months ended September 30, 2008 to approximately $12.3 million for the three months ended September 30, 2009 primarily due to an increase in timber sales of approximately $1.7 million, offset by a decrease in timberland sales of approximately $0.5 million. Revenue from timber sales increased due to increases in pulpwood prices and related harvest volumes, offset by decreases in sawtimber and chip-n-saw prices and related harvest volumes. No timberland was sold during the three months ended September 30, 2009. Future revenues from timber sales related to the Mahrt Timberland are expected to remain relatively stable based on slight increases in harvest volumes and stable pulpwood prices, offset by lower chip-n-saw and sawtimber prices.

Operating expenses. Contract logging and hauling costs increased approximately 30% from approximately $4.9 million for the three months ended September 30, 2008 to approximately $6.4 million for the three months ended September 30, 2009 due to an approximately 31% increase in delivered wood volume, partially offset by lower logging rates. Depletion decreased from approximately $6.0 million for the third quarter of 2008 to approximately $4.3 million for the same period in 2009 due to lower depletion rates on our fee-simple tracts compared to 2008. Cost of timberland sales decreased as a result of not selling timberland during the three months ended September 30, 2009.

Contract logging and hauling, depletion, and other operating expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets. Asset and forestry management fees and land rent expense, which are primarily based on the number of acres managed, are expected to remain relatively stable due to no significant changes in the number of acres owned during the year.

General and administrative expenses. General and administrative expenses decreased from approximately $1.2 million for the three months ended September 30, 2008 to approximately $1.0 million for the three months ended September 30, 2009, primarily due to decreases in certain professional fees. General and administrative expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets.

Interest income. Interest income decreased from approximately $3.0 million for the three months ended September 30, 2008 to approximately $1,400 for the three months ended September 30, 2009, primarily as a result of the disposition of an approximately $398.0 million certificate of deposit in December 2008. Future levels of interest income will vary, primarily due to changes in amounts required to be escrowed by our lenders and changes in market interest rates during future periods.

Interest expense. Interest expense decreased from approximately $10.0 million for the three months ended September 30, 2008 to approximately $2.2 million for the three months ended September 30, 2009, primarily due to the disposition of an approximately $398.0 million promissory note in December 2008, lower principal balances outstanding on our debt facilities, and an approximately $1.8 million reduction in amortization of deferred financing costs. Interest expense, as compared to prior periods, is expected to continue to decrease; however, actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. We recognized a loss on our interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.6 million for the three months ended September 30, 2009. The loss was primarily due to the fact that the variable interest rate incurred on our Senior Loan was lower than the contractual interest rates of the related interest rate swaps during the three months ended September 30, 2009. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $12.1 million for the three months ended September 30, 2008 to approximately $5.3 million for the three months ended September 30, 2009, primarily as a result of an increase in revenues of approximately $1.3 million and decreases in interest expense, net of interest income, and depletion of approximately $4.8 million and $1.7 million, respectively. We sustained a net loss for the three months ended September 30, 2009 primarily as a result of incurring interest expense, net of interest income, of $2.2 million in connection with borrowings used to finance the purchase of the Mahrt Timberland, incurring a loss on interest rate swaps of approximately $0.6 million and continued decreases in sawtimber and chip-n-saw prices. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Public Offerings. Our net loss per share available to common stockholders for the three months ended September 30, 2009 and 2008 was $0.36 and $1.26, respectively. As we continue to raise equity under our Offerings to repay the Mezzanine Loan and the Senior Loan, we anticipate additional decreases in interest expense, which is expected to reduce future net losses.

Comparison of the nine months ended September 30, 2008 versus the nine months ended September 30, 2009

Revenues. Revenues increased from approximately $37.0 million for the nine months ended September 30, 2008 to approximately $40.1 million for the nine months ended September 30, 2009 due to increases in timber sales, timberland sales, and other revenues of approximately $2.2 million, $0.5 million, and $0.3 million, respectively. Revenue from timber sales increased due to an approximately 5% increase in pulpwood prices and an approximately 17% increase in pulpwood harvest volumes, offset by lower sawtimber and chip-n-saw prices and related harvest volumes. Revenue from timberland sales increased as a result of selling approximately 3,000 acres during the nine months ended September 30, 2009 as compared to selling 1,760 acres during the same period in 2008. Other revenue increased primarily due to a receipt of approximately $135,000 associated with the Carbon Storage Agreement that was entered into in March 2009 and increases in recreational lease rates. Future revenue from timber sales related to the Mahrt Timberland is expected to remain relatively stable based on slight increases in harvest volumes and stable pulpwood prices, offset by lower chip-n-saw and sawtimber prices.

Operating expenses. Contract logging and hauling costs increased approximately 10% from approximately $15.1 million for the nine months ended September 30, 2008 to approximately $16.5 million for the nine months ended September 30, 2009 due to an approximately 10% increase in delivered wood volume. Depletion decreased from approximately $16.5 million for the nine months ended September 30, 2008 to approximately $12.9 million for the same period in 2009 due to lower depletion rates on our fee-simple tracts compared to 2008. Cost of timberland sales increased from approximately $2.8 million for the nine months ended September 30, 2008 to approximately $3.4 million for the nine months ended September 30, 2009, primarily as a result of selling approximately 1,250 more acres in the first nine months of 2009. Other operating expenses decreased from approximately $2.4 million for the nine months ended September 30, 2008 to approximately $2.0 million for the nine months ended September 30, 2009, primarily due to an approximately $0.7 million decrease in property tax expense resulting from lower property tax rates, offset by an approximately $0.2 million increase in road maintenance expense.

Contract logging and hauling, depletion, and other operating expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets. Asset and forestry management fees and land rent expense, which are primarily based on the number of acres managed, are expected to remain relatively stable due to no significant changes in the number of acres owned during the year.

General and administrative expenses. General and administrative expenses decreased from approximately $3.6 million for the nine months ended September 30, 2008 to approximately $2.9 million for the nine months ended September 30, 2009, primarily due to an approximately $0.7 million decrease in salary expense. General and administrative expenses are expected to be relatively stable in future periods prior to the acquisition of additional timber assets.

Interest income. Interest income decreased from approximately $10.8 million for the nine months ended September 30, 2008 to approximately $26,000 for the nine months ended September 30, 2009, primarily as a result of the disposition of an approximately $398.0 million certificate of deposit in December 2008. Future levels of interest income will vary, primarily due to changes in amounts required to be escrowed by our lenders and changes in market interest rates during future periods.

Interest expense. Interest expense decreased from approximately $33.9 million for the nine months ended September 30, 2008 to approximately $8.0 million for the nine months ended September 30, 2009, primarily due to the disposition of an approximately $398.0 million promissory note in December 2008, lower principal balances outstanding on our debt facilities, and an approximately $5.3 million reduction in amortization of deferred financing costs. Interest expense, as compared to prior periods, is expected to continue to decrease; however, actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. We recognized a loss on our interest rate swaps that do not qualify for hedge accounting treatment of approximately $1.9 million for the nine months ended September 30, 2009 compared to a loss of approximately $2.8 million for the nine months ended September 30, 2008. The loss was primarily due to the fact that the variable interest rate incurred on our Senior Loan was lower than the contractual interest rates of the related interest rate swaps during the nine months ended September 30, 2009. The decrease in the loss was primarily due to decreases in the nominal amounts and lengths of time remaining under the respective swap contracts, changes in market interest rates and changes in the outlook of future market interest rates. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $36.3 million for the nine months ended September 30, 2008 to approximately $14.6 million for the nine months ended September 30, 2009, primarily as a result of an increase in revenues of approximately $3.1 million and decreases in interest expense, net of interest income, depletion, and loss on interest rate swaps of approximately $15.1 million, $3.6 million and $0.9 million, respectively. We sustained a net loss for the nine months ended September 30, 2009, primarily as a result of incurring interest expense, net of interest income, of $8.0 million in connection with borrowings used to finance the purchase of the Mahrt Timberland, incurring a loss on interest rate swaps of approximately $1.9 million related to our hedging of interest rate risk, and continued decreases in sawtimber and chip-n-saw prices. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Public Offerings. Our net loss per share available to common stockholders for the nine months ended September 30, 2009 and 2008 was $1.10 and $4.98, respectively. As we continue to raise equity under our Offerings to repay the Mezzanine Loan and the Senior Loan, we anticipate additional decreases in interest expense, which is expected to reduce future net losses.

Adjusted EBITDA

The discussion below is presented to enhance the reader’s understanding of our liquidity, ability to generate cash, and ability to satisfy lender requirements. Earnings from Continuing Operations before Interest, Taxes, Depletion, and Amortization (“EBITDA”) is a non-GAAP measure of our operating performance and cash-generating capacity. EBITDA is defined by the SEC; however, we have excluded certain other expenses due to their noncash nature, and we refer to this measure as Adjusted EBITDA. As such, Adjusted EBITDA, as defined, may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be viewed as an alternative to net income or cash from operations as a measurement of our operating performance, as it excludes certain expenses related to fixed-asset investments required to generate revenues. Due to our significant amount of debt, management views operating income as the most appropriate earnings measure of our underlying timber operations. Management considers Adjusted EBITDA to be an important measure of our financial condition and cash-generating ability due to the significant amount of fixed assets subject to depletion and the significant amount of financing subject to interest and amortization expense. Our credit agreements contain a minimum debt service coverage ratio based, in part, on Adjusted EBITDA since the measure is representative of adjusted income available for interest payments.

For the three months ended September 30, 2009, Adjusted EBITDA was approximately $1.9 million which is consistent with the same period in 2008. For the nine months ended September 30, 2009, Adjusted EBITDA was approximately $11.7 million, an approximately $2.6 million increase over the nine months ended September 30, 2008 primarily due to increases in revenues and decreases in general and administrative expenses. Wells Timberland REIT’s reconciliation of net loss to Adjusted EBITDA for the three months and nine months ended September 30, 2009 and 2008 follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Net loss	$(5,271,804)	$(12,113,248)	$(14,641,786)	$(36,314,942)
Add:
Unrealized (gain) loss on interest rate swaps that do not qualify for hedge accounting treatment	(788,532)	(683,432)	(2,088,299)	(318,180)
Interest expense(1)(2)	3,326,933	6,319,101	10,993,835	20,246,156
Depletion	4,260,347	5,973,688	12,913,371	16,485,770
Amortization(1)	359,951	2,137,243	1,166,082	6,408,757
Basis of timber on terminated lease	—	—	84,375	—
Basis of timberland sold	—	227,438	3,228,363	2,568,538

Adjusted EBITDA	$1,886,895	$1,860,790	$11,655,941	$9,076,099

(1)

For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs, amortization of intangible lease assets, and amortization of mainline road costs, which are included in either interest expense, land rent expense, or other operating expenses in the accompanying consolidated statements of operations.

(2)

Amount for the three months and nine months ended September 30, 2008 excludes interest expense of approximately $2.9 million and $10.4 million, respectively, incurred on a promissory note, as amount is entirely offset by interest income earned on a certificate of deposit.

Election as a REIT

Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect to qualify for federal income tax treatment as a REIT. Due to our acquisition of the Mahrt Timberland on October 9, 2007 and restrictions imposed by the Senior Loan and Mezzanine Loan, we determined that it was not in our best interest to be taxed as a REIT for the year ended December 31, 2008. We expect that our board of directors will elect for us to qualify as a REIT for the taxable year ended December 31, 2009. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we subsequently fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes, upon a determination by our board of directors that election of REIT status is in our best interests of our stockholders.

Inflation

In connection with the acquisition of the Mahrt Timberland, we entered into the Timber Agreements with MeadWestvaco. The Timber Agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to bi-annual market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation. Because of our limited operating history, we have not noticed a significant impact from inflation on our revenues, net sales or income from continuing operations.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below:

Timber, Timberlands, and Depletion

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. We capitalize timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application, and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs for roads built to access a single logging site are expensed as incurred.

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned for longer than one year are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalizable silviculture costs incurred and expected to be incurred on specific sites already planned and approved, by (b) the total timber volume estimated to be available over the harvest cycle. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at the risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timberland and timber; and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values.

The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on our determination of the relative fair value of these assets.

The in-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the remaining terms of the respective leases.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss is transferred to the purchaser, (iii) price and quantity is determinable, and (iv) collectibility is reasonably assured. Our primary sources of revenue are recognized as follows:

(1)	For delivered sales contracts, which include amounts billed for logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2)

For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3)	For lump-sum sale contracts, the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

(4)

Revenues from the sale of HBU timberland and non-strategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method or other acceptable method.

Related Party Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 7 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees and reimbursements.

Assertions of Legal Actions against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President; Wells Capital, Inc. (“Wells Capital”), the owner of our advisor; Wells Management; certain affiliates of Wells REF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of an internalization transaction by Piedmont REIT on April 16, 2007. The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the court granted in part the defendants’ motion to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety. The court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009. On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The plaintiff filed its reply in support of its motion for leave to amend on May 18, 2009. The court denied the motion for leave to amend on June 23, 2009. The parties are presently engaged in expert discovery. Mr. Wells, Wells Capital, and Wells Management intend to vigorously defend this action. Any financial loss incurred by Wells Capital or its affiliates, including our advisor, could hinder our advisor’s ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 and Note 7 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	MeadWestvaco Timber Agreements;

•	Carbon Storage Agreement;

•	Advisory Agreement; and

•	Dealer-Manager Agreement.

Subsequent Events

Sale of Shares of Common Stock

From October 1, 2009 through October 31, 2009, we raised approximately $4.0 million through the issuance of approximately 0.4 million shares of our common stock under our Follow-On Offering. As of October 31, 2009, approximately 199.0 million shares remained available for sale to the public under our Follow-On Offering, exclusive of shares available under our distribution reinvestment plan. No proceeds were received from issuance of common stock under the German Offering from October 1, 2009 through October 31, 2009. As of October 31, 2009, approximately 53.8 million shares remained available for sale to the Funds under our German Offering.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a result of our debt facilities, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we have entered into interest rate swap agreements, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, our derivatives do not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

Our financial instruments consist of both fixed- and variable-rate debt. As of September 30, 2009, we had approximately $201.9 million outstanding on the Senior Loan and approximately $26.9 million outstanding on the Mezzanine Loan. After consideration of interest rate swaps described below, only approximately $20.9 million of the Senior Loan bears interest at an effectively variable rate. As of September 30, 2009, the weighted-average interest rate of our fixed- and variable-rate debt was 5.29%.

The Senior Loan matures on September 9, 2010 (“Senior Loan Maturity Date”) and bears interest at one-, two-, or three-month LIBOR plus a margin that varies based upon the ratio of the amount of the Senior Loan to the value of the Mahrt Timberland at the time of determination. The terms of the Senior Loan agreement required us to enter into an interest rate protection agreement. As such, we entered into an interest rate swap agreement with Wachovia (the “Wachovia Interest Rate Swap”) to hedge exposure to changing interest rates. The Wachovia Interest Rate Swap has an effective date of October 16, 2007 and runs through the Senior Loan Maturity Date. From October 25, 2008 through the Senior Loan Maturity Date, the notional amount covered by the Wachovia Interest Rate Swap equals $106.0 million. Under the terms of the Wachovia Interest Rate Swap, from October 25, 2008, through the Senior Loan Maturity Date, we will pay interest at a fixed rate of 4.905% per annum and receive LIBOR-based interest payments based on $106.0 million of the Senior Loan. The Wachovia Interest Rate Swap effectively fixes the LIBOR rate on $106.0 million of the Senior Loan at 4.905%. On January 23, 2009, we entered into an interest rate swap agreement with CoBank (the “CoBank Interest Rate Swap”) to hedge our exposure to changing interest rates on $75.0 million of the Senior Loan subject to a variable interest rate. The CoBank Interest Rate Swap has an effective date of February 24, 2009 and matures on February 24, 2010. Under the terms of the CoBank Interest Rate Swap, we will pay interest at a fixed rate of 1.14% per annum and receive LIBOR-based interest payments from CoBank on $75.0 million of the Senior Loan. The CoBank Interest Rate Swap effectively fixes the LIBOR rate on $75.0 million of the Senior Loan at 1.14% through February 24, 2010. The remaining amount outstanding under the Senior Loan will bear interest at LIBOR plus margin.

Approximately $207.9 million of our total debt outstanding as of September 30, 2009 is subject to fixed rates, either directly or when coupled with an interest rate swap. As of September 30, 2009, these balances incurred interest expense at an average rate of 5.64% and mature at dates ranging from 2009 through 2010. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows.

As of September 30, 2009, after consideration of interest rate swaps, approximately $20.9 million is subject to variable interest rates. As such, a 1.0% change in interest rates would result in a change in interest expense of approximately $0.2 million per year. The amounts outstanding on our variable-rate debt facilities in the future will be largely dependent upon the level of investor proceeds raised under our Offerings and the rate at which we are able to employ such proceeds in the acquisition of timberland properties and toward repayment of variable-rate debt.

ITEM 4T.	CONTROLS AND PROCEDURES

Management’s Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 1A.	RISK FACTORS

There have been no material changes from the risk factors disclosed in the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2008, as amended.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

(a)

On August 5, 2009, we issued options to purchase 4,000 shares of common stock at an exercise price of $10.00 per share to our independent directors under our Long Term Incentive Plan. These options were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

(b)

On August 11, 2006, the Registration Statement on Form S-11 (File No. 333-129651) filed with the SEC for our Initial Public Offering was declared effective. WIS served as the dealer-manager for our Initial Public Offering. Pursuant to our Initial Public Offering, we offered a total of up to 85 million shares of our common stock, with 75 million shares offered at $10.00 per share in our primary offering and 10 million shares offered at $9.55 per share pursuant to our distribution reinvestment plan, aggregating up to $845.5 million. We terminated the Initial Public Offering on August 11, 2009. Wells Timberland REIT raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On August 6, 2009, the Registration Statement on Form S-11 (File No. 333-157087) filed with the SEC for our Follow-On Offering was declared effective. WIS is serving as the dealer-manager for our Follow-On Offering. Pursuant to our Follow-On Offering, we are offering a total of up to 220.9 million shares of our common stock, with 200 million shares offered at $10.00 per share in our primary offering and 20.9 million shares offered at $9.55 per share pursuant to our distribution reinvestment plan, aggregating up to $2.2 billion. Wells Timberland REIT raised gross offering proceeds of approximately $5.7 million from the sale of approximately 0.6 million shares under the Follow-On Offering. Unless extended, the Follow-On Offering is expected to terminate on August 6, 2011.

As of September 30, 2009, we had sold approximately 18.3 million shares of common stock in our Public Offerings, raising gross offering proceeds of approximately $180.6 million. From this amount, we incurred approximately $15.2 million in selling commissions and dealer-manager fees to WIS, approximately $2.2 million in organization and offering costs to Wells TIMO, and approximately $0.4 million for share redemptions. We used the net proceeds of approximately $162.8 million from the sale of our common stock and proceeds of approximately $42.8 million from the sale of our preferred stock in private transactions to partially fund the Mahrt Timberland acquisition, pay down the Mezzanine Loan by approximately $133.1 million, and fund interest payments on the Mezzanine Loan.

(c)	During the quarter ended September 30, 2009, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publically Announced Plan or Program	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
July 2009	—	—	—	(1)
August 2009	2,500	$10.00	2,500	(1)
September 2009	—	—	—	(1)

(1)

The commencement of our share redemption plan was announced on August 11, 2006. Our share redemption plan limits redemptions of our common stock as follows: the shares redeemed under the share redemption plan cannot exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the distribution reinvestment plan plus any additional amounts reserved for redemptions by Wells Timberland REIT’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The terms of the Mezzanine Loan obtained in connection with the acquisition of the Mahrt Timberland prohibit Wells Timberland REIT from making redemptions, other than upon the death or qualifying disability of a stockholder, until this loan is repaid in full (see Note 4 of the accompanying consolidated financial statements). Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period and are subject only to the overall limitation that, during any calendar year, aggregate redemptions may not exceed 100% of the net proceeds from our distribution reinvestment plan during the calendar year and any additional amounts reserved for such purpose by our board of directors. Wells Timberland REIT’s board of directors has approved a monthly, non-cumulative reserve of $150,000 for death or qualifying disability redemptions of common stock.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

(a)	There have been no defaults with respect to any of our indebtedness.

(b)	Not applicable.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a)	On August 5, 2009, we held our annual meeting of stockholders at The Atlanta Athletic Club in Duluth, Georgia.

(b)

At the annual meeting, our stockholders approved the Fourth Articles of Amendment and Restatement to our charter. The Fourth Articles of Amendment and Restatement was approved by our stockholders casting of the following votes: 7,869,682 for the amendment and restatement of our charter; 161,611 against the amendment and restatement; and 903,495 votes abstained.

Also at the annual meeting, our stockholders elected the following individuals to the board of directors: Jess E. Jarratt; Michael P. McCollum; E. Nelson Mills; Donald S. Moss; and Willis J. Potts, Jr.

(c)	The election of directors was approved by our stockholders at the annual meeting by the casting of the following votes:

Name	Votes For	Votes Withheld
Jess E. Jarratt	8,439,922	494,866
Michael P. McCollum	8,451,122	483,666
E. Nelson Mills	8,449,522	485,266
Donald S. Moss	8,442,129	492,659
Willis J. Potts, Jr.	8,451,842	482,946

(d)	Not applicable.

ITEM 5.	OTHER INFORMATION

(a)	During the third quarter of 2009, there was no information that was required to be disclosed in a report on Form 8-K that was not disclosed in a report on Form 8-K.

(b)	There are no material changes to the procedures by which stockholders may recommend nominees to our board of directors since the filing of our Schedule 14A.

ITEM 6.	EXHIBITS

The exhibits required to be filed with this report are set forth on the Exhibit Index hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS TIMBERLAND REIT, INC. (Registrant)

Date: November 13, 2009	By:	/s/ DOUGLAS P. WILLIAMS
Douglas P. Williams Executive Vice President, Secretary, Treasurer and Principal Financial Officer

EXHIBIT INDEX TO

THIRD QUARTER 2009 FORM 10-Q OF

WELLS TIMBERLAND REIT, INC.

Exhibit Number	Description

3.1

Fourth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2009 filed on August 7, 2009 (the “August 7 Form 10-Q”)

3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the August 7 Form 10-Q)

3.3	Articles Supplementary dated September 28, 2007 (incorporated by reference to Exhibit 3.4 to Post Effective Amendment No. 3)

3.4	Articles Supplementary dated August 28, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated August 28, 2008 filed on August 29, 2008)

10.1*	Advisory Agreement between the Company, Wells Timberland Operating Partnership, L.P. and Wells Timberland Management Organization, LLC

10.2	Amendment dated April 24, 2009 to the Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the August 7 Form 10-Q)

10.3

Amended and Restated Master Purchase Agreement dated as of April 8, 2009 by and among Wells-DFH Timberland Nr.88 GmbH & Co. KG, Wells-DFH Materia GmbH & Co. KG, Deutsche Fonds Holding AG, Wells Timberland REIT, Inc. and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 8, 2009 filed on April 10, 2009)

10.4	Third Amended and Restated Agreement of Limited Partnership of Wells Timberland Operating Partnership, L.P. (incorporated by reference to Exhibit 10.3 to the August 7 Form 10-Q)

31.1*	Certification of the Principal Executive Officer of the Company, pursuant to Securities Exchange Act Rule 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of the Principal Financial Officer of the Company, pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Statement of the Principal Executive Officer and Principal Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* - Filed herewith

SUPPLEMENTAL INFORMATION — The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009 and Supplement No. 1 dated August 12, 2009 and this Supplement No. 2 dated November 20, 2009.

Supplement No. 1 includes:

•	the status of our public offerings;

•	increased suitability standards for investors in the State of Tennessee;

•	clarifications to certain risk factors;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;” and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 7, 2009.

Supplement No. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revised suitability standards for investors in the States of Alabama and Arkansas;

•	a revision to a risk factor on the front cover of the prospectus;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Risk Factors – Risks Associated with Debt Financing” and “Timberland Investments – Mahrt Timberland – Financing” sections of the prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 13, 2009.